SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

RISCORP, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

767597107
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital, L.L.C., Citicorp Center, 23rd Floor, 725 S. Figueroa Street, Los Angeles, California 90017
Tel: (213) 895-4172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 1999
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
Page 7 of 7

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.20%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.20%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,026,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,026,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.20%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of RISCORP, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of July 14, 1999 and amends and supplements the Schedule 13D dated March 23, 1999, as amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,527,850.00

ITEM 4.  Purpose of Transaction

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         On July 9, 1999, Chap-Cap brought a putative class action against the Issuer, William D. Griffin, Frederick M. Dawson, Walter E. Riehemann and Stephen
C. Rece (each a current or former senior manager of the Issuer) in the United States District Court for the Middle District of Florida. The complaint filed in such action alleges false statements by the defendants during the period from November 19, 1997 through and including July 20, 1998 (the "Relevant Period") as to the Issuer's shareholder equity and liquidation value in connection with an Asset Purchase Agreement entered into by the Issuer and its senior management with Zenith Insurance Company. The action was brought on behalf of a class consisting of all persons who acquired Common Stock during the Relevant Period. The complaint states that the Issuer consistently filed with the U.S. Securities and Exchange Commission, and reported to the investing public, financial statements reflecting shareholder equity of approximately $160 million or more, which suggested a liquidation value between $4.14 and $4.40 per share, but in fact, after an independent audit by Arthur Andersen, LLP, it was revealed that the value underlying the Asset Purchase Agreement, or assets less transferred liabilities under the Asset Purchase Agreement, was approximately $92.3 million, substantially reducing the Issuer's liquidation value per share.

         Chapman Capital, through Robert L. Chapman, Jr., intends to communicate with other significant shareholders of the Issuer regarding the maximization of Class A (minority) shareholder value. Chapman Capital may seek to gain representation on the Issuer's Board of Directors.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Although there are currently no firm intentions or specific plans with respect thereto, in the future, actions with respect to the investment in the Issuer may include exploring with management of the Issuer the possibility of, or seeking to influence the management of the Issuer with respect to, board representation, business strategies, legal strategies, tax strategies, mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  Interest in Securities of the Issuer

         (a) Together, the Reporting Persons beneficially own a total of 1,026,500 shares of Common Stock constituting 7.20% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

         (c) No transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 14, 1999
                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By: /s/ Robert L. Chapman, Jr.
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            /s/ Robert L. Chapman, Jr.
                                                Robert L. Chapman, Jr.